SECURITIES AND EXCHANGE COMMISSION
		     	     Washington, D.C. 20549

			  	  SCHEDULE 13D
		      Under the Securities Exchange Act of 1934
			        Amendment No. 4


		     	          PW Eagle, Inc.
		       		 (Name of Issuer)

			  	   Common Stock
		 	  (Title of Class of Securities)

				    69366Y108
			          (CUSIP Number)

			   Mr. Scott B. Bernstein, Esq.
			    Caxton Associates, L.L.C.
			   731 Alexander Road, Bldg. 2
			   Princeton, New Jersey 08540
			         (609) 419-1800
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

			  	    9/28/2006
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section
240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Caxton International Limited

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|_|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    1,052,600

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    1,052,600

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    1,052,600

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     8.5%

 (14) Type of Reporting Person (See Instructions).
     CO

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Caxton Associates, L.L.C.
    22-3430173

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|_|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    Not Applicable

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    1,052,600

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    1,052,600

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    1,052,600

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     8.5%

 (14) Type of Reporting Person (See Instructions).
     IA

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Kovner, Bruce

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|_|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    Not Applicable

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    1,052,600

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    1,052,600

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    1,052,600

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     8.5%

 (14) Type of Reporting Person (See Instructions).
     IN



Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended and replaced by the following:

     An aggregate of $13,890,278.96 (excluding commissions, if any) was expended in a series of transactions pursuant to which Caxton International acquired and sold shares of Common Stock of the Company in market transactions, exercised call options, and acquired call options in market transactions. The purchase price for such acquired shares and options was paid out of Caxton International's working capital.


Item 5.  Interest in Securities of the Issuer



Subparagraph (a) of Item 5 of the Schedule 13D is hereby amended and replaced by the following:

(a) Caxton International beneficially owns 1,052,600 shares of Common Stock (which includes warrants to purchase 60,000 shares of Common Stock and 6,334 call options), representing approximately 8.5% of the total shares of Common Stock issued and outstanding.

Subparagraph (c) of Item 5 of the Schedule 13D is hereby amended by the addition of the following:

(c) Since its most recent Schedule 13D Amendment, Caxton International purchased an aggregate of 190,700 shares of Common Stock in the market (net of sales of 41,800 shares), delivered 10,000 shares of Common Stock pursuant to the exercise of call options, and purchased 309 call options in the market. As a result of these transactions, Caxton International's beneficial ownership has increased by 211,600 shares or 1.7%. In addition, Caxton Inter-national exercised 1,785 call options, which resulted in the acquisition of 178,500 shares of Common Stock and no change in its net beneficial ownership.

     Unless otherwise indicated above, Caxton International acquired additional/ sold shares of Common Stock and call options in a series of open market transactions effected primarily with independent brokers and, to a lesser extent, directly with market makers utilizing the NASDAQ System, between August 21 and September 29, 2006. See Schedule A for disclosure of (1) the date, (2) the price and (3) the amount of shares and call options purchased and/or sold by Caxton International since the most recent filing on Schedule 13D.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by the addition of the following immediately preceding the last paragraph thereof:

     The information contained in Item 5 of this Amendment #4 is hereby incorporated by reference.

Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					Caxton International Limited

Date: 10/2/2006				/s/ Joseph Kelly
					Name: Joseph Kelly
					Title: Vice President and Treasurer


Date: 10/2/2006	 			/s/ Maxwell Quin
					Name: Maxwell Quin
					Title: Vice President and Secretary

					Caxton Associates, L.L.C.

Date: 10/2/2006	 			/s/ Scott B. Bernstein
					Name: Scott B. Bernstein
					Title: Secretary

Date: 10/2/2006				/s/ Bruce S. Kovner
					Name: Bruce S. Kovner
					Title: signed by Scott B. Bernstein
					       as Attorney-in-Fact




Schedule A

Caxton International Limited


COMMON STOCK TRANSACTIONS

			No. of Shares			Price Per Share
Trade Date		Purchased (Sold)		(Excluding Commission)

15-Sep-06		(41,800)			30.0000
19-Sep-06		  7,500				34.0384
21-Sep-06		 15,000				32.9472
22-Sep-06		 10,000				31.6029
22-Sep-06		 10,000				31.7006
25-Sep-06		  5,200				29.8685
25-Sep-06		  4,800				29.9387
25-Sep-06		 10,000				29.9484
26-Sep-06		 10,000				29.0848
26-Sep-06		 25,000				29.7243
27-Sep-06		 10,000				29.9718
27-Sep-06		 20,000				30.0958
28-Sep-06		 65,000				29.0468
29-Sep-06		 40,000				30.0024




OPTION TRANSACTIONS
					No. of Shares
		No. of			Underlying 	Price Per
		Options			Options		Contract
		Purchased   Type of	Purchased 	(Excluding
Trade Date	(Sold)      Option	(Sold)		Commission)

22-Sep-06	  9	    Call	   900		3.6000
27-Sep-06	 25	    Call	 2,500		3.1000
28-Sep-06	150	    Call	15,000		2.7683
29-Sep-06	125	    Call	12,500		3.4600



OPTION EXERCISE TRANSACTIONS

		Type of	   No. of Shares		Price Per Share
Trade Date	Option	   Purchased (Sold)  		(Excluding Commission)

24-Aug-06	Call	   (    500)			30.0000
01-Sep-06	Call	   (    400)			30.0000
05-Sep-06	Call	   (  1,300)			30.0000
06-Sep-06	Call	   (    300)			35.0000
14-Sep-06	Call	   (  7,500)			30.0000
15-Sep-06	Call	    126,700			25.0000
15-Sep-06	Call	     51,800			25.0000